82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

03032331

03 SEP 29 AM 7:21

August 8, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on August 8, 2003. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

Karen Nestoruk
Secretary

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

/kn
enclosure

dlw 9/29

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

August 8, 2003
12g3-2(b) Exemption #82-1856
Form 20-F File No. 0-29588
Trading Symbol: AFR

African Metals Announces the Granting of Options

VANCOUVER, BC – Willis W. Osborne, President of African Metals Corporation (TSX Venture Exchange AFR), is pleased to announce the granting of stock options to purchase 80,000 shares in the Company's stock at $0.40 per share. The options have a term of 5 years and will be issued to a Director, subject to the stock option plan recently adopted by the Company and approved by shareholders at the Company's most recent Annual General Meeting. The issuance of the stock options is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Signed"
Willis W. Osborne
President & Director